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IMMEDIATE RELEASE

            WESTMORELAND OFFERS TO PURCHASE SERIES A PREFERRED STOCK

     COLORADO SPRINGS, CO, March 10, 1999 -- Westmoreland Coal Company today announced that it has offered to purchase up to 1,052,631 depositary shares, each representing one quarter of a share of its Series A Convertible Exchangeable Preferred Stock. The offer price is $19.00 per depositary share.

     The offer and withdrawal rights will expire at midnight on April 6, 1999, unless the offer is extended.

     The offer is being made pursuant to the terms of the Master Agreement among the Company, certain of its subsidiaries, the Official Committee of Equity Security Holders ("Equity Committee"), the United Mine Workers of America ("UMWA"), and the UMWA Health and Retirement Funds that facilitated a consensual dismissal of the Company's bankruptcy case and under which the Company would offer to purchase $20 million worth of depositary shares at an offer price of $19.00 per depositary share, or 1,052,631 shares. The offer price of $19.00 per depositary share was set by the Equity Committee. The payment of $19.00 per share is in full satisfaction of claims to dividends in arrears on the depositary shares. The closing of the offer is contingent on the sale of the Company's remaining interest in the Rensselaer independent power project.

     On March 9, the depositary shares closed at $16 7/8 per share on the OTC Bulletin Board.

     The Company, its Board of Directors, and its executive officers make no recommendation as to whether any shareholder should tender any or all of such shareholder's depositary shares pursuant to the offer.

     The offer is being made pursuant to an offer to purchase and letter of transmittal, which will be provided to holders of depositary shares. Holders of the depositary shares may call Morrow & Co., Inc. at (800) 566-9061 (toll free) or (212) 754-8000 (collect) for further details about the offer. Banks and brokerage firms may contact Morrow & Co., Inc. at (800) 662-5200.

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     For further information contact Diane Jones (719) 442-2600